                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 11-K

                               ANNUAL REPORT
                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934

(Mark One)

[X]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended December 31, 1994

                                    OR

[ ]            TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE
               REQUIRED].


For the transition period from __________ to __________


Commission File Number 1-9839


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       FIRST FIDELITY BANCORPORATION
                               SAVINGS PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                       FIRST FIDELITY BANCORPORATION
                             550 Broad Street
                         Newark, New Jersey  07102

                          123 South Broad Street
                     Philadelphia, Pennsylvania  19109

          (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as of part of this Annual Report on Form 11-K:

               First Fidelity Bancorporation Savings Plan:

                    Report of Independent Public
                    Accountants.

                    Financial Statements:

                    Statements of Net Assets Available for
                    Benefits as of  December 31, 1994
                    and December 31, 1993.

                    Statement of Changes in Net Assets
                    Available for Benefits for the
                    Years Ended December 31, 1994, 1993 and 1992.

                    Notes to Financial Statements.

                    Supplemental Schedules:

                    Schedule of Assets Held for Investment
                    Purposes (Item 27a) as of December 31, 1994.

                    Schedule of Reportable Transactions (Item 27d) for the Year Ended December 31, 1994.

          (b) The following Exhibit is filed as of part of this Annual Report on Form 11-K:

               (i)  Consent of KPMG Peat Marwick LLP.

FIRST FIDELITY BANCORPORATION
SAVINGS PLAN

Financial Statements and Supplementary Schedules

December 31, 1994, 1993, and 1992

(With Independent Auditors' Report Thereon)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Table of Contents

December 31, 1994, 1993, and 1992

_________________________________________________________________

                                                            Page

Independent Auditors' Report...................................5

Financial Statements:

     Statements of Net Assets Available for Benefits,
          December 31, 1994 and 1993...........................6-17

     Statements of Changes in Net Assets Available for
          Benefits, Years ended December 31, 1994,
          1993, and 1992......................................18-27

Notes to Financial Statements.................................28-42


Schedules

     1    Assets Held for Investment Purposes (Item 27a),
               December 31,1994..............................43-45

     2    Reportable Transactions (Item 27d), Year ended
               December 31,1994..............................46-48

_________________________________________________________________

KMPG Peat Marwick LLP
345 Park Avenue
New York, NY  10154

Independent Auditors' Report

Board of Directors
First Fidelity Bancorporation:

We have audited the accompanying statements of net assets available for benefits of the First Fidelity Bancorporation Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Fidelity Bancorporation Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP
New York, New York
June 9, 1995, except for Note 8, which is as of June 18, 1995

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 1994


_____________________________________________________________________

                                    Trust Funds
                                --------------------


                                                      Growth    FFB
                                                      Equity    Stock
                                       Balanced       Fund      Common
Assets                        Total      Fund                   Fund

Investments, at fair value:
 First Fidelity Bancorporation:
     Preferred stock      $ 4,196,927           --        --
     Common stock          67,110,860           --        -- 67,110,860
Lexicon Fixed Income Fund  24,414,692      397,301        --      --
Lexicon Capital
  Appreciation Equity Fund 44,010,732      347,096  43,663,636     --
Lexicon Cash Management
     Fund                  18,084,818      278,530     112,257  223,280
Lexicon Select Value        2,981,135      362,589          --     --
Lexicon Intermediate Term
     Government               395,998      395,998          --     --
Lexicon Small Company Growth   75,466       75,466          --     --
- -----------------------------------------------------------------
                          161,270,628    1,856,980  43,775,893 67,334,140

Deposits with insurance
 companies,at contract
 value                     99,400,000           --          --        --
- ----------------------------------------------------------------------
Total investments         260,670,628    1,856,980 43,775,893 67,334,140

Cash (overdraft)            2,663,143      146,931   318,249    314,855
Participants' promissory
     notes                  6,657,776           --        --        --
Accrued dividends and
 interest receivable       16,830,939          245       188      1,293
Contributions receivable
(payable)                     (2,185)        2,042   (6,000)      7,895
Interfund receivables          68,867           --        --     68,551
- -----------------------------------------------------------------
Total assets              286,889,168    2,006,198 44,088,330 67,726,734
- -----------------------------------------------------------------

(Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 1994
______________________________________________________________________

                                          Trust Funds
                                     ---------------------

                                    Bond   Principal
                                    Fund   Preservation     Participant
                                     Fund                    Notes
Assets
Investments, at fair value:
  First Fidelity Bancorporation:$
     Preferred stock                  --           --           --
     Common stock                     --           --           --
Lexicon Fixed Income Fund     24,017,391           --           --
Lexicon Capital
  Appreciation Equity Fund            --           --           --
Lexicon Cash Management Fund     229,180   17,217,703           --
Lexicon Select Value                  --           --           --
Lexicon Intermediate Term Government  --           --           --
Lexicon Small Company Growth          --           --           --
- -------------------------------------------------------------------------
                              24,246,571   17,217,703           --

Deposits with insurance
 companies, at contract value         --   99,400,000           --
- ----------------------------------------------------------------------
Total investments             24,246,571  116,617,703           --
Cash (overdraft)                (95,801)    1,488,154
Participants' promissory notes        --           --    6,657,776
Accrued dividends and interest
receivable                           184   16,764,193          --
Contributions receivable
     (payable)                   (9,405)       1,580           --
Interfund receivables                 --           --          --
- ----------------------------------------------------------------------
Total assets                  24,141,549  134,871,630    6,657,776
- ----------------------------------------------------------------------

                                                    (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 1994
______________________________________________________________________

                                   Trust Funds
                                ------------------

                             FFB Series B                 Value
                                Preferred           Equity Fund
                             Stock Fund
Assets
Investments, at fair value:
 First Fidelity Bancorporation:
     Preferred stock         $  4,196,927                  --
     Common stock                      --                  --
Lexicon Fixed Income Fund              --                  --
Lexicon Capital
  Appreciation Equity Fund             --                  --
Lexicon Cash Management Fund       22,658               1,210
Lexicon Select Value                   --            2,618,546
Lexicon Intermediate Term Government   --                  --
Lexicon Small Company Growth           --                  --

- ----------------------------------------------------------------------
                                4,219,585            2,619,756
Deposits with insurance
 companies, at contract value          --                    --
- ----------------------------------------------------------------------
Total investments               4,219,585             2,619,756

Cash (overdraft)                 (36,441)               527,196
Participants' promissory notes         --                    --
Accrued dividends and
 interest receivable               64,776                    60
  Contributions receivable
     (payable)                         --                  1,703
Interfund receivables                 316                     --
- ----------------------------------------------------------------------
Total assets                    4,248,236               3,148,715
- ----------------------------------------------------------------------

                                                      (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits,
December 31, 1994                        Continued
______________________________________________________________________

                                              Trust Funds
                                       -----------------------
                                          Growth             FFB
                                 Balanced Equity           Common
                     Total       Fund     Fund           Stock Fund
Due to employer for
forfeitures      $   69,323      2,295      15,900     17,008

Interfund payables   68,867     18,526      11,059      --
- ----------------------------------------------------------------------
Total Liabilities   138,190     20,821      26,959     17,008
- ----------------------------------------------------------------------
Net assets available
 for benefits   $ 286,750,978 1,985,377 44,061,371 67,709,726
- ----------------------------------------------------------------------

                                       (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits,
December 31, 1994                          Continued
______________________________________________________________________

                                          Trust Funds
                              ------------------------------------
                                           Principal
                                 Bond   Preservation   Participant
                                 Fund           Fund         Notes
Liabilities
Due to employer
  for forfeitures              18,211         12,393            --

Interfund payables              7,653         13,900            --
- ----------------------------------------------------------------------
Total liabilities              25,864         26,293            --
- ----------------------------------------------------------------------
Net assets available
  for benefits             24,115,685    134,845,337     6,657,776
- ----------------------------------------------------------------------

(Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits,
December 31, 1994                         Continued
______________________________________________________________________

                               Trust Funds
                             -------------------

                             FFB Series B              Value
                               Preferred             Equity
                              Stock Fund              Fund
Liabilities
Due to employer for
 forfeitures                           --              3,516

Interfund payables                     --             17,729
- ----------------------------------------------------------------------

Total Liabilities                      --             21,245
- ----------------------------------------------------------------------
Net assets available
  for benefits                  4,248,236            3,127,470
- ----------------------------------------------------------------------

See accompanying notes to financial statements.

                                                 (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 1993
______________________________________________________________________

                                    Trust Funds
                              --------------------
                                                     Growth     FFB
                                           Balanced  Equity    Common
Assets                             Total   Fund      Fund      Stock Fund
- --------------------------------------------------------------------------
Investments, at fair value:
  Employee Benefit Short Term
  Fund of First Fidelity
  Bank, National Association         $258,818    --      6,346      --

Investment contracts
 with banks                          9,500,000   --        --       --

First Fidelity Bancorporation:
     Preferred stock                4,406,436   --         --       --
     Common stock                  60,451,735   --         --  60,451,735
Lexicon Fixed Income Fund          24,787,696   --         --       --
Lexicon Capital
  Appreciation Equity Fund         46,806,361   -- 46,806,361       --
Lexicon Cash Management Fund       15,635,540   --         --  150,106
- ----------------------------------------------------------------------
                                   161,846,586  -- 46,812,707 60,601,841

Deposits with insurance
 companies,at contract value       79,100,000   --         --       --
- ----------------------------------------------------------------------
Total investments                  240,946,586  --46,812,707  60,601,841

Participants' promissory notes      5,879,566   --         --       --
Accrued dividends and
 interest receivable               18,750,934   --        108      633
Contributions receivable              6,153             1,176    (676)
Interfund receivables                 7,153     --        218    2,319
- ----------------------------------------------------------------------
Total assets                    265,590,392     -- 46,814,209 60,604,117
- ----------------------------------------------------------------------

                                                   (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 1993
______________________________________________________________________

                                     Trust Funds
                            -----------------------------
                                 Bond     Principal
                                 Fund    Preservation  Participant
                                                 Fund        Notes
Assets
Investments, at fair value:
  Employee Benefit Short Term
  Fund of First Fidelity
  Bank, National Association $   252,472          --           --

Investment contracts
 with banks                           --    9,500,000           --

First Fidelity Bancorporation:
     Preferred stock                  --           --           --
     Common stock                     --           --           --
Lexicon Fixed Income Fund     24,787,696           --           --
Lexicon Capital
  Appreciation Equity Fund            --           --           --
Lexicon Cash Management Fund          --   15,471,400          --
- ----------------------------------------------------------------------
                              25,040,168   24,971,400           --

Deposits with insurance
 companies, at contract value         --   79,100,000           --
- ----------------------------------------------------------------------
Total investments             25,040,168  104,071,400           --

Participants' promissory notes        --           --    5,879,566
Accrued dividends and interest       137   18,684,231           --
Contributions receivable            (278)       5,931           --
Interfund receivables              4,616           --           --
- ----------------------------------------------------------------------
Total assets                  25,044,643  122,761,562    5,879,566
- ----------------------------------------------------------------------
                                                         (continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 1993
______________________________________________________________________

                               Trust Funds
                            ----------------


                             FFB Series B                Value
                               Preferred             Equity Fund
                              Stock Fund
Assets
Investments, at fair value:
  Employee Benefit Short Term
  Fund of First Fidelity
  Bank, National Association  $       --                    --

Investment contracts
  with banks                          --                    --

First Fidelity Bancorporation:
     Preferred stock            4,406,436                   --
     Common stock                      --
Lexicon Fixed Income Fund              --                   --
Lexicon Capital
  Appreciation Equity Fund             --                   --
Lexicon Cash Management Fund       14,034                   --
- ------------------------------------------------------------------
                                4,420,470                   --
Deposits with insurance
 companies, at contract value          --                   --
- ------------------------------------------------------------------
Total investments               4,420,470                   --

Participants' promissory notes         --                   --
Accrued dividends and
 interest receivable               65,825                   --
  Contributions receivable             --
Interfund receivables                  --                   --
- ------------------------------------------------------------------
Total assets                    4,486,295                   --
- ------------------------------------------------------------------

                                                (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

___________________________________________________________________

                                               Trust Funds
                                           -----------------------
                                         Growth        FFB
                                Balanced Equity     Common
                  Total         Fund     Fund     Stock Fund
Liabilities
Due to employer
 for forfeitures    $37,044       --        6,696        6,412

Interfund payables    7,153       --           --           --
- ----------------------------------------------------------------------
Total Liabilities    44,197       --         6,696       6,412
- ----------------------------------------------------------------------
Net assets available
  for benefits    $265,546,195    --    46,807,513  60,597,705
- ----------------------------------------------------------------------

                                          (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

______________________________________________________________________

                                               Trust Funds
                                  ------------------------------------
                                           Principal
                                 Bond   Preservation   Participant
                                 Fund           Fund         Notes
Liabilities

Due to employer
  for forfeitures               8,125         15,811            --

Interfund payables                 --          7,153            --
- ----------------------------------------------------------------------
Total Liabilities               8,125         22,964            --
- ----------------------------------------------------------------------
Net assets available
  for benefits             25,036,518    122,738,598     5,879,566
- ----------------------------------------------------------------------

(Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Net Assets Available for Benefits,
December, 1993                        Continued
______________________________________________________________________

                                Trust Funds
                       --------------------------

                             FFB Series B          Value Equity
                               Preferred              Fund
                              Stock Fund
Liabilities
Due to employer
 forfeitures for                       --               --

Interfund payables                     --               --
- ----------------------------------------------------------------------

Total Liabilities                      --               --
- ----------------------------------------------------------------------
Net assets available
  for benefits                  4,486,295               --
- ----------------------------------------------------------------------

See accompanying notes to financial statements.


                                                          (Continued)
FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1994
______________________________________________________________________

                                               Trust Funds
                                          --------------------

                                                               Growth
                                                Balanced       Equity
                                        Total       Fund         Fund
Additions to net assets
 attributed to:
 Investment Income:
   Net (depreciation)
    in fair value of
     investments               $  (7,204,053)    (64,211) (3,782,882)
   Interest and dividend income    15,101,941      68,326   1,474,034
- ----------------------------------------------------------------------
Total                               7,897,888       4,115 (2,308,848)
- ----------------------------------------------------------------------
Participants' interfund
 transfers, net                            --    1,486,411 (4,469,851)
- ----------------------------------------------------------------------
Contributions:
 Employer                          13,472,399     156,027   3,131,307
 Participants                      17,304,543     257,869   3,943,194
- ----------------------------------------------------------------------
Total contributions                30,776,942     413,896   7,074,501
- ---------------------------------------------------------------------
Assets acquired
 from other plans (note 4)         13,055,060     294,930   2,961,660
- ----------------------------------------------------------------------
Deductions - benefits paid to
 participants                    (30,190,639)    (213,170) (5,952,180)
Administrative fees                 (334,468)        (805)    (51,424)
- ----------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits            21,204,783   1,985,377 (2,746,142)

Net assets available
 for benefits:
 Beginning of year                265,546,195          --  46,807,513
- ----------------------------------------------------------------------
End of year                     $ 286,750,978   1,985,377  44,061,371
- ----------------------------------------------------------------------

See accompanying notes to financial statements.
                                                       (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1994
______________________________________________________________________

                                              Trust Funds
                                          --------------------
                                   FFB                   Principal
                                  Common    Bond         Preservation
                                Stock Fund  Fund         Fund
Additions to net assets
 attributed to:
 Investment Income:
   Net appreciation
    in fair value of
     investments           $  (773,708)   (2,328,922)        (32)
   Interest and dividend
     income                   2,458,126    1,492,336   9,169,608
- ----------------------------------------------------------------------
Total                         1,684,418    (836,586)   9,169,576

- ----------------------------------------------------------------------
Participants' interfund
 transfers, net               2,325,233  (2,565,798)     700,062
- ----------------------------------------------------------------------
Contributions:
 Employer                     2,661,720   1,658,703    5,591,844
 Participants                 3,217,431   2,263,538    7,184,616
- ----------------------------------------------------------------------
Total contributions           5,879,151   3,922,241   12,776,460
- ----------------------------------------------------------------------
Assets acquired
 from other plans (note 4)    3,766,491   1,913,449    3,496,274
- ----------------------------------------------------------------------
Deductions - benefits paid to
 participants               (6,460,356)  (3,322,570) (13,874,658)
Administrative fees            (82,916)     (31,569)    (160,975)
- ----------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits       7,112,021    (920,833)  12,106,739
Net assets available
 for benefits:
 Beginning of year           60,597,705  25,036,518  122,738,598
- ----------------------------------------------------------------------
End of year                $ 67,709,726  24,115,685  134,845,337
- ----------------------------------------------------------------------

See accompanying notes to financial statements.

                                                          (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1994
______________________________________________________________________

                                            Trust Funds
                                      --------------------
                                                   FFB
                                                 Series B  Value
                                  Participant  Preferred  Equity
                                       Notes  Stock Fund   Fund
Additions to net assets
 attributed to:
 Investment Income:
   Net appreciation
    in fair value of investments         --   (135,840)  (118,458)
   Interest and dividend income          --    261,714    177,797
- ----------------------------------------------------------------------
Total                                    --    125,874      59,339
- ----------------------------------------------------------------------
Participants' interfund
 transfers, net                     710,227   (107,984)   1,921,700
- ----------------------------------------------------------------------
Contributions:
 Employer                                --          --     272,798
 Participants                            --          --     437,895
- ----------------------------------------------------------------------
Total contributions                      --          --     710,693
- ----------------------------------------------------------------------
Assets acquired
 from other plans (note 4)           67,983          --     554,273
- ----------------------------------------------------------------------
Deductions - benefits paid to
 participants                            --    (250,286)   (117,419)
Administrative fees                      --      (5,663)     (1,116)
- ----------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits              778,210   (238,059)   3,127,470

Net assets available
 for benefits:
 Beginning of year                 5,879,566   4,486,295          --
- ----------------------------------------------------------------------
End of year                       $6,657,776   4,248,236   3,127,470
- ----------------------------------------------------------------------

See accompanying notes to financial statements.

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1993
______________________________________________________________________

                                               Trust Funds
                                           -------------------
                                                  Growth        FFB
                                       Balanced  Equity        Common
                               Total   Fund        Fund        Stock
                                                               Fund
Additions to net assets
 attributed to:
 Investment Income:
   Net appreciation
  (depreciation)
    in fair value of
     investments         $  4,585,153    --     1,705,841   2,129,960
   Interest and dividend
     income                14,120,325    --     1,354,637   1,852,544
- ----------------------------------------------------------------------
Total                      18,705,478    --     3,060,478   3,982,504
- ----------------------------------------------------------------------
Participants' interfund
 transfers, net                     --   --      (765,585) (3,092,878)
- ----------------------------------------------------------------------
Contributions:
 Employer                  11,282,493    --     2,764,175   2,286,981
 Participants              14,241,816    --     3,428,974   3,001,148
- ----------------------------------------------------------------------
Total contributions        25,524,309    --     6,193,149   5,288,129
- ----------------------------------------------------------------------
Assets acquired
 from other plans
(note 4)                   14,294,819    --     2,890,375   3,202,181
- ----------------------------------------------------------------------
Deductions -
benefits paid to
 participants            (25,820,628)    --    (4,052,467) (6,144,286)
Administrative
     fees                   (310,659)    --       (48,748)    (75,693)
- ----------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for
benefits                   32,393,319      --   7,277,202   3,159,951

Net assets available
 for benefits:
 Beginning of year        233,152,876      --  39,530,311  57,437,748
- ----------------------------------------------------------------------
End of year              $265,546,195      --  46,807,513  60,597,705
- ----------------------------------------------------------------------

See accompanying notes to financial statements.


                                                    (Continued)
FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1993
______________________________________________________________________

                                         Trust Fund
                                   ------------------------


                                        Fixed   Principal
                                       Income Preservation Participant
                                         Fund        Fund       Notes
Additions to net assets
 attributed to:
 Investment Income:
   Net appreciation
   (depreciation)
   in fair value of investments       431,335          --          --
    Interest and dividend income    1,643,352   8,979,998          --
- ----------------------------------------------------------------------
     Total                          2,074,687   8,979,998          --
- ----------------------------------------------------------------------
Participants' interfund
 transfers, net                     1,435,822   1,960,849   1,018,425
- ----------------------------------------------------------------------
Contributions:
 Employer                             875,493   5,355,844          --
 Participants                       1,488,091   6,323,603          --
- ----------------------------------------------------------------------
Total contributions                 2,363,584  11,679,447          --
- ----------------------------------------------------------------------
Assets acquired
 from other plans (note 4)          3,458,400   4,480,350     263,513
- ----------------------------------------------------------------------
Deductions - benefits paid to
 participants                     (2,239,914) (12,639,535)        --
Administrative fees                  (23,453)    (156,451)         --
- ---------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits            7,069,126  14,304,658    1,281,938
Net assets available
 for benefits:
 Beginning of year                17,967,392 108,433,940    4,597,628
- ----------------------------------------------------------------------
End of year                       25,036,518 122,738,598    5,879,566
- ----------------------------------------------------------------------

See accompanying notes to financial statements.
                                                        (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1993
______________________________________________________________________

                               Trust Funds
                             -----------
                             FFB Series B                   Value
                                Preferred                  Equity
                               Stock Fund                    Fund
Additions to net assets
 attributed to:
 Investment Income:
  Net appreciation
  (depreciation)
   in fair value of investments    318,017                     --
  Interest and dividend income     289,794                     --
- ---------------------------------------------

                                   607,811                     --
- ---------------------------------------------
Participants' interfund
 transfers, net                   (556,633)                    --
- ---------------------------------------------
Contributions:
 Employer                               --                     --
 Participants                           --                     --
- ---------------------------------------------
Total contributions                     --                     --
- ---------------------------------------------
Assets acquired
 from other plans (note 4)              --                     --
- ---------------------------------------------
Deductions - benefits paid to
 participants                     (744,426)                    --
Administrative fees                 (6,314)                    --
- ---------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits           (699,562)                    --
Net assets available
 for benefits:
 Beginning of year               5,185,857                    --
- -----------------------------------------------------------------------
End of year                      4,486,295                    --
- -----------------------------------------------------------------------

See accompanying notes to financial statements.

                                                        (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1992
______________________________________________________________________

                                  Trust Funds
                                --------------
                                                         Growth
                                              Balanced   Equity
                                   Total        Fund       Fund
Additions to net assets
 attributed to:
 Investment Income:
  Net appreciation (depreciation)
   in fair value of
     investments                   $ 18,104,430   --  1,929,825

  Interest and dividend income       12,904,286   --    755,772

- ----------------------------------------------------------------------
Total                                31,008,716   --  2,685,597

- ----------------------------------------------------------------------
Participants' interfund
 transfers, net                              --   --  1,482,190

- ----------------------------------------------------------------------
Contributions:
 Employer                             9,704,545   --  2,293,661

 Participants                        12,704,264   --  3,003,399

- ----------------------------------------------------------------------
Total contributions                  22,408,809   --  5,297,060

- ----------------------------------------------------------------------
Deductions - benefits paid to
 participants                       (19,743,356) --   (3,361,866)

Administrative fees                    (216,276) --      (41,939)

- ----------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits              33,457,893   --  6,061,042


Net assets available
 for benefits:
 Beginning of year                  199,694,983   -- 33,469,269

- ----------------------------------------------------------------------
End of year                        $233,152,876   -- 39,530,311

- ----------------------------------------------------------------------

See accompanying notes to financial statements.

                                                    (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1992
______________________________________________________________________

                                 Trust Funds
                                 ------------
                                         FFB
                                       Common
                                   Stock Fund
Additions to net assets
 attributed to:
 Investment Income:
  Net appreciation (depreciation)
   in fair value of investments    15,360,859
  Interest and dividend income      1,652,796
- ---------------------------------------------

Total                              17,013,655
- ---------------------------------------------
Participants' interfund
 transfers, net                    (3,062,041)
- ---------------------------------------------
Contributions:
 Employer                           1,921,655
 Participants                       2,439,065
- ---------------------------------------------
Total contributions                 4,360,720
- ---------------------------------------------
Deductions - benefits paid to
 participants                      (4,380,092)
Administrative fees                   (39,017)
- ---------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits            13,893,225
Net assets available
 for benefits:
 Beginning of year                 43,544,523
- ---------------------------------------------
End of year                        57,437,748
- ---------------------------------------------

See accompanying notes to financial statements.

                                                          (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1992
______________________________________________________________________

                                                    Trust Funds
                                       ---------------------------------
                                                Principal
                                      Bond   Preservation        Loan
                                      Fund           Fund        Fund
Additions to net assets
 attributed to:
  Investment income:
  Net appreciation (depreciation)
   in fair value of investments   (193,726)            --          --
  Interest and dividend income   1,536,754      8,571,975      17,170
- ----------------------------------------------------------------------
Total                            1,343,028      8,571,975      17,170
- ----------------------------------------------------------------------
Participants' interfund
 transfers, net                    695,750      1,920,541    (764,499)

- ----------------------------------------------------------------------
Contributions:
 Employer                          276,430      5,212,799         --
 Participants                      491,391      6,770,409         --
- ----------------------------------------------------------------------
Total contributions                767,821     11,983,208          --
- ----------------------------------------------------------------------
Deductions - benefits paid to
 participants                   (2,077,112)    (9,315,419)    (48,129)
Administrative fees                (16,772)      (104,939)     (3,831)
- ----------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits            712,715     13,055,366    (799,289)

Net assets available
 for benefits:
 Beginning of year              17,254,677     95,378,574     799,289
- ----------------------------------------------------------------------
End of year                     17,967,392    108,433,940          --
- ----------------------------------------------------------------------

See accompanying notes to financial statements.

                                                          (Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 1992
______________________________________________________________________

                                               Trust Funds
                                 -------------------------------------
                                                          FFB Series B
                                Prime Rate    Participant   Preferred
                                 Loan Fund          Notes   Stock Fund
Additions to net assets
 attributed to:
  Investment Income:
  Net appreciation (depreciation)
   in fair value of investments         --             --   1,007,472
  Interest and dividend income      34,715             --     335,104
- ----------------------------------------------------------------------
Total                               34,715             --   1,342,576
- ----------------------------------------------------------------------
Participants' interfund
 transfers, net                 (4,626,710)     4,597,628    (242,859)

- ----------------------------------------------------------------------
Contributions:
 Employer                               --             --          --
 Participants                           --             --          --
- ----------------------------------------------------------------------
Total contributions                     --             --          --
- ----------------------------------------------------------------------
Deductions - benefits paid to
 participants                      (14,348)            --    (546,390)
Administrative fees                 (7,100)            --      (2,678)
- ----------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits         (4,613,443)     4,597,628     550,649

Net assets available
 for benefits:
 Beginning of year               4,613,443             --   4,635,208
- ----------------------------------------------------------------------
End of year                             --      4,597,628   5,185,857
- ----------------------------------------------------------------------

See accompanying notes to financial statements.

                                            Trust Funds
                               -------------------------------------
                                                    Value
                                                   Equity
                                                     Fund
Additions to net assets
 attributed to:
  Investment Income:
  Net appreciation (depreciation)
   in fair                                             --
     value of investments                              --
  Interest and dividend income
- ----------------------------------------------------------------------
Total                                                  --
- ----------------------------------------------------------------------
Participants' interfund
 transfers, net                                        --
- -----------------------------------------------------------------------
Contributions:
 Employer                                              --
 Participants                                          --
- ----------------------------------------------------------------------
Total contributions                                    --

- ----------------------------------------------------------------------
Deductions - benefits paid to
 participants                                          --
Administrative fees
- ----------------------------------------------------------------------
Net increase (decrease)
 in net assets
 available for benefits
Net assets available
 for benefits:
 Beginning of year                                     --
- ----------------------------------------------------------------------
End of year                                            --
- ----------------------------------------------------------------------

See accompanying notes to financial statements.

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Notes to Financial Statements

December 31, 1994, 1993, and 1992
______________________________________________________________________

(1) Summary of Significant Accounting Policies
Organization The First Fidelity Bancorporation Savings Plan (the Plan) was established for the benefit of the eligible employees of First Fidelity Bancorporation (Bancorporation), a bank holding company,and its subsidiaries. The Plan is intended to qualify as a contributory thrift profit sharing plan in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and to meet the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code.

     Descriptions of the Plan herein only provide general information; participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The accompanying financial statements have been prepared on the accrual basis and in accordance with ERISA regulations.

     Prior period amounts are reclassified when necessary to conform with the current year's presentation.

     Amounts contributed pursuant to the Plan are invested in one or more of the investment funds further described below at the election of, and in the proportions designated by, each participant. The Plan and the related Trust Agreement provide that First Fidelity
Bank,N.A., a subsidiary of Bancorporation, act as the trustee
(the Trustee) with regard to the investment of all contributions to the Plan and the administration of loans to participants. The
Trustee has invested certain assets of the Plan in mutual funds
(Lexicon Fixed Income Fund, Lexicon Capital Appreciation Equity Fund, Lexicon Cash Management Fund, Lexicon Select Value Fund, Lexicon
Intermediate Term Government Fund, and Lexicon Small Company
Growth Fund) for which the Bancorporation acts as investment advisor and custodian.

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Notes to Financial Statements
______________________________________________________________________
(1)  Continued

     Valuation of Investments

     Investments in U.S. Government securities, commercial paper, corporate bonds and notes, and preferred and common stocks
     (including those issued by Bancorporation) are stated at approximate fair values which are generally determined by reference to current quoted market prices, or at cost plus accrued interest which approximates the current market value of certain of the debt instruments.

     Investments in the common trust fund managed by the Trustee and in other investment funds are stated at the fair values of the units of participation in, or the shares issued by, the funds; such fair values are generally based on the current quoted market prices or other acceptable measures of fair value of the underlying assets of the funds.

     Deposits with insurance companies are carried at contract value, which is equivalent to contributions made under each contract, plus interest at the contract rate credited through the valuation date.

     Securities Transactions

     Securities transactions are recorded on the trade date (the date purchased or sold). Gains and losses are based on the average cost of securities sold. Dividend income is recorded on the ex-dividend date; interest income is accounted for on the accrual basis.

     Income Taxes

     Bancorporation has obtained tax determination letters from the Internal Revenue Service stating that the Plan is qualified under the provisions of Section 401(a) and 401(k) of the Internal Revenue Code.


(Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Notes to Financial Statements

______________________________________________________________________

(2)  Continued

     (2)  Investment Programs

     The Trustee is responsible for the management of the investment funds described below to which contributions have been made by or on behalf of the Plan participants and in which income earned has been reinvested.

     In 1994, the Bancorporation established two new funds: the Balanced Fund and Value Equity Fund.

     The Balanced Fund invests in a mix of fixed income and equity securities. The fund is adjusted monthly to maintain a balance within +- 5% of an equal amount of bonds and equities. Assets which are allocated to fixed income securities are invested in the Lexicon Fixed Income Fund and the Lexicon Intermediate Term Government Fund. Assets which are allocated to equity securities will initially be invested in a combination of mutual fund portfolios, namely the Lexicon Capital Appreciation Fund, the Select Value Fund, and the Small Company Growth Fund.

     The Growth Equity Fund (formerly the Equity Fund) is currently invested in the FFB Lexicon Capital Appreciation Equity Fund. Investments consist of a diversified portfolio of common stocks and other equity securities, such as preferred stocks, convertible stocks and convertible bonds.

     The FFB Common Stock Fund invests primarily in the common stock of Bancorporation.

     The Bond Fund (formerly called the Fixed Income Fund) is currently invested in the FFB Lexicon Fixed Income Fund. Investments include: savings or time deposits, U.S. Government or agency obligations, commercial paper and other fixed income securities.

     The Principal Preservation Fund may invest, directly or through other trusts, primarily in interest-bearing accounts or certificates of deposit in banks and savings and loan associations, similar contracts issued by insurance companies, repurchase agreements, and other interest-bearing investments that guarantee a minimum rate of return and a return of principal.

     Effective June 30, 1992, the existing cash and investments of the Loan Fund and Prime Rate Loan Fund were transferred to the investment fund of the participants' choice. All related promissory notes are reflected in the participant notes column of the financial statements. Loans to participants are secured by their account balances. All new loans bear interest at a fixed rate equal to specified Bancorporation prime rate. Loan repayments are made directly to the investment fund to which the most recent contribution election is made. The minimum amount of each loan is

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Notes to Financial Statements

______________________________________________________________________

(2)  Continued

     $1,000 and the maximum amount is the lesser of specified percentages of the participant's vested account balance or $50,000, reduced by the highest outstanding loan balance from the Plan during the preceding twelve months. Loan payments are made through payroll deductions in equal installments over a period that may not exceed five years from the date the loan was made.

     Prior to June 30, 1992, the Loan Fund and the Prime Rate Loan Fund held primarily installment notes receivable arising from loans to participants. Interest on loans from the Loan Fund was charged at a fixed rate, determined on the date of the loan, equal to 1% above specified prime rates of the former Fidelity Bank, N.A. (now First Fidelity Bank, National Association). Interest on loans from the Prime Rate Loan Fund was charged at a variable rate equal to a specified Bancorporation prime rate. Loan repayments on any existing loans of the Loan Fund and Prime Rate Loan Fund were made directly to the Loan Fund and Prime Rate Loan Fund.

     The FFB Series B Preferred Stock Fund primarily holds shares of Series B preferred stock of Bancorporation.

     The Value Equity Fund is invested through the Lexicon Select Value Fund. Investments primarily consist of common stock believed to be undervalued. The remaining assets may be invested in preferred stocks, securities or warrants convertible into common stock, and debt securities.

     Each of the investment funds may make temporary investments in U.S. Treasury bills, certificates of deposit, and other interest-bearing investments or in a common trust or other fund that invests in such money market instruments.

     Each participant must designate by written notice to the plan administrator how the contributions for his or her account are to be invested. Prior to April 1, 1994, the amount to be allocated to any one fund was 25%, 50%, 75%, or 100% of the total contribution. Effective April 1, 1994, the amount allocated to any one fund may be in multiples of 5%. Subsequent to the initial designation, each participant may transfer all or any whole percentage of his or her interest in any one or more of the investment funds to any one or more of the other investment funds once every three months. Participants may not transfer directly from the Principal Preservation Fund to the Bond Fund. "Dual Transfer," which involve moving balances from the Principal Preservation Fund to any equity fund while simultaneously transferring existing balances from the same equity fund to the Fixed Income Fund, are also prohibited. Transfer election must be made at least fifteen days prior to the end of any month. The transfers will be made as of the end of the month.

     At December 31, 1994, there were 9,359 active participants in the Plan.

(3)  Contributions, Withdrawals, Allocations, and Forfeitures

     Participants may elect to contribute from 2% to 6% of their base salary to the Plan on a pre-tax basis for federal income tax purposes, subject to limitations set forth in the Internal Revenue Code which are adjusted annually (the maximum contribution in 1994 for most participants was $9,240). Pre-tax contributions are matched by Bancorporation at the rate of $1 for each $1 of contribution. Participants may also select to contribute an additional 1% to 10% of their base salary to the Plan on a post-tax basis. However, such contributions are not matched by Bancorporation. Participants may elect to contribute 2% to 16% of their base salary on a post-tax basis; however, such contributions are not matched. Employee and any rollover contributions become vested immediately. Bancorporation matching contributions become fully vested after three years of employment or upon death, retirement, or total disability of the participant. Participants are generally not subject to federal or state income taxes on Bancorporation's contributions to, or on income earned by, the Plan until such time as benefits are distributed.

     Participants are eligible to receive their vested interest in the Plan upon retirement, death, total disability, or other termination of employment. Individuals with less than five years of participation in the Plan may withdraw amounts attributable only to their after-tax and rollover contributions plus those vested Bancorporation matching contributions which have been in their account for at least two years. Individuals with five years or more of participation in the Plan may take an in-service withdrawal of amounts attributable to their after-tax and rollover
     contributions plus vested employer matching contributions.   In-
     service withdrawals of after-tax and rollover contributions are made without penalty. In-service non-hardship withdrawals of vested Bancorporation matching contributions require a six-month suspension of Bancorporation matching contributions. In-service withdrawals of pre-tax contributions require a twelve-month suspension of contributions and Bancorporation matching contributions. In the event of financial hardship, as defined by the Internal Revenue Service, participants may also withdraw up to 100% of their pre-tax contributions. When a participant's account is paid out, either in the form of a withdrawal or distribution, the tax-deferred portion of the account is subject to income tax, and a possible additional 10% tax over and above regular taxes due.

     Each participant's account in each investment fund is credited or charged with the participant's contributions, Bancorporation's matching contributions, a proportionate share of earnings or losses of the fund, interfund transfers, loan repayments, loans, withdrawals, and eligible administrative expenses. Nonvested benefits that are forfeited are applied to the reduction of Bancorporation's obligation to match contributions or to offset certain expenses not absorbed by the plan.

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Notes to Financial Statements

______________________________________________________________________
(4)  Acquisitions

     The following schedule is a summary of the assets transferred to the Plan during 1994 from Bancorporation acquired entities' savings plans:


                                                 Growth
                                 Balanced        Equity
                          Total      Fund          Fund
- -----------------------------------------------------------------------
Baltimore Bancorp    $   3,198,381    243,166     589,421

First Peoples
  National Bank            142,938     13,397       8,294

Greenwich Financial
  Corp.                     15,927      2,192         559

Peoples Westchester
  Savings Bank           9,292,554         --   2,346,318

The Savings Bank
  of Rockland County       405,260     36,175      17,068
- -----------------------------------------------------------------------

Total assets
  transferred        $  13,055,060    294,930   2,961,660

                                              (Continued)

                            FFB
                            Common                  Principal
                             Stock       Bond    Preservation
                              Fund       Fund            Fund
- -----------------------------------------------------------------------
Baltimore Bancorp          676,817    238,112     890,455

First Peoples
  National Bank              2,857     33,848      81,318

Greenwich Financial
  Corp.                        564      7,548       4,500

Peoples Westchester
  Savings Bank           3,054,412  1,544,540   2,347,284

The Savings Bank
  of Rockland County        31,841     89,401     172,717
- -----------------------------------------------------------------------
Total assets
  transferred         $  3,766,491  1,913,449   3,496,274

                                              (Continued)


                             Value
                            Equity                Participant
                              Fund                      Notes
- -----------------------------------------------------------------------
Baltimore Bancorp          528,406                 32,004

First Peoples
  National Bank              2,132                  1,092

Greenwich Financial
  Corp.                        564                     --

Peoples Westchester
  Savings Bank                  --                     --

The Savings Bank
  of Rockland County        23,171                 34,887
- -----------------------------------------------------------------------
Total assets
  transferred            $ 554,273                67,983

(5) Investments and loans to participants as of December 31, 1994 and 1993 are as follows:

                                              1994
                                     ------------------------
                                     Historical   Approximate
                                            cost    fair value
Investments, at fair value:
 Employee Benefit Short-term Trust
 of First Fidelity Bank,
 National Association (1)                $   --         $  --
- ----------------------------------------------------------------------
Investment contracts with banks:
 Bankers Trust Company contracts,
 8.59%, 6/30/94                              --            --
- ----------------------------------------------------------------------
First Fidelity Bancorporation
 Series B Preferred Stock (2):
 120,342 shares at 12/31/94;
 122,401 shares at 12/31/93           3,008,550     4,196,927
- ----------------------------------------------------------------------
First Fidelity Bancorporation
 Common Stock (2):
 1,495,506 shares at 12/31/94;
 1,328,610 shares at 12/31/93       48,846,971*     67,110,860*
- ----------------------------------------------------------------------
Mutual funds:
 Lexicon Fixed Income Fund          25,973,375*    24,414,692*
 Lexicon Capital Appreciation
  Equity Fund                       43,543,170*   44,010,732*
 Lexicon Cash Management Fund       18,084,818*   18,084,818*
 Lexicon Select Value Fund            3,113,238     2,981,135
 Lexicon Intermediate Term
  Government                            405,958       395,998
 Lexicon Small Company
  Growth Fund                            78,397        75,466
- ----------------------------------------------------------------------
Total mutual funds                   91,198,956    89,962,841
- ----------------------------------------------------------------------

                                                         (Continued)



                                      1993
                                     ------------------------
                                     Historical   Approximate
                                           cost    fair value
Investments, at fair value:
 Employee Benefit Short-term Trust
 of First Fidelity Bank,
 National Association (1)           $   258,818    $  258,818
- ----------------------------------------------------------------------
Investment contracts with banks:
 Bankers Trust Company contracts,
 8.59%, 6/30/94                       9,500,000     9,500,000
- ----------------------------------------------------------------------
First Fidelity Bancorporation
 Series B Preferred Stock (2):
 120,342 shares at 12/31/94;
 122,401 shares at 12/31/93           3,060,025     4,406,436
- ----------------------------------------------------------------------
First Fidelity Bancorporation
 Common Stock (2):
 1,495,506 shares at 12/31/94;
 1,328,610 shares at 12/31/93       39,934,770*   60,451,735*
- ----------------------------------------------------------------------
Mutual funds:
 Lexicon Fixed Income Fund          24,233,559*    24,787,696*
 Lexicon Capital Appreciation
  Equity Fund                       41,910,299*   46,806,361*
 Lexicon Cash Management Fund       15,635,540*   15,635,540*
 Lexicon Select Value Fund                   --            --
 Lexicon Intermediate Term
  Government                                 --            --
 Lexicon Small Company
  Growth Fund                                --            --
- ----------------------------------------------------------------------
Total mutual funds                   81,779,398    87,229,597
- ----------------------------------------------------------------------

(Continued)

(5)
                                                1994
- ----------------------------------------------------------------------
                                  Historical         Contract
                                        Cost            Value
- ----------------------------------------------------------------------
Investments, at contract value:
 Deposits with insurance
 companies (3):
  Aetna Life Insurance Co.,
   9.13%, 6/30/95               $ 10,000,000       10,000,000
  Allstate Insurance Co.,
   9.47%, 12/30/94                        --               --
  John Hancock Mutual                     --               --
    Life Insurance Co.:
    8.86%, 12/31/96                7,500,000        7,500,000
  Metropolitan Life,
    7.34%, 9/15/99                 4,300,000        4,300,000
New York Life Insurance
   Co., 5.62%, 9/1/98              5,000,000        5,000,000
   4.55%, 12/31/96                 4,000,000        4,000,000
  Northwestern National Life
   Insurance Co., 8.74%,
   6/28/96                         8,000,000        8,000,000
  Peoples Security Life Ins
    Co., 7.42%, 12/15/99;          5,000,000        5,000,000
    5.55%, 3/16/98                 5,000,000        5,000,000
  Principal Mutual Life,
   Insurance Co.
    6.75%, 12/31/98                9,300,000        9,300,000
  Protective Life Insurance,
    7.39%,6/15/99;                 5,000,000        5,000,000
    5.9%, 3/1/99                   6,000,000        6,000,000
  Provident Life, 5.27%,
   6/30/97                         9,000,000        9,000,000
  Provident National
   Assurance Co.,
   6.19%, 1/2/96                  10,000,000       10,000,000
  Prudential Insurance Co.
   7%, 1/31/98                    11,300,000       11,300,000
- ----------------------------------------------------------------------
Total deposits with
 insurance companies              99,400,000       99,400,000
- ----------------------------------------------------------------------
Total investments               $242,454,477      260,670,628
- ----------------------------------------------------------------------
Participants'
 promissory notes               $  6,657,776        6,657,776
- ----------------------------------------------------------------------

*  Exceeds 5% of net assets available for benefits of the Plan.

  (5)  Continued

                                                           1993
- ----------------------------------------------------------------------
                                  Historical         Contract
                                        Cost            Value
- ----------------------------------------------------------------------
Investments, at contract value:
 Deposits with insurance
 companies (3):
  Aetna Life Insurance Co.,
   9.13%, 6/30/95               $ 10,000,000       10,000,000
  Allstate Insurance Co.,
   9.47%, 12/30/94                10,000,000       10,000,000
  John Hancock Mutual
    Life Insurance Co.:
   8.86%, 12/31/96                 7,500,000        7,500,000
 Metropolitan Life,
   7.34%, 9/15/99                         --               --
 New York Life Insurance
   Co., 5.62%, 9/1/98
   4.55%, 12/31/96                 4,000,000        4,000,000
  Northwestern National Life
   Insurance Co., 8.74%,
   6/28/96                         8,000,000        8,000,000
  Peoples Security Life Ins.
   Co., 7.42%, 12/15/99;                  --               --
   5.55%, 3/16/98                         --               --
  Principal Mutual Life,
   6.75%, 12/31/98                 9,300,000        9,300,000
  Protective Life Insurance,
   7.39%, 6/15/99;                        --               --
   5.9%, 3/1/99                           --               --
  Provident Life and
   Accident Ins. Co., 5.27%,
   6/30/97                         9,000,000        9,000,000
  Provident National
   Assurance Co.,
   6.19%, 1/2/96                  10,000,000       10,000,000
  Prudential Insurance Co.
   7%, 1/31/98                    11,300,000       11,300,000
- ----------------------------------------------------------------------
Total deposits with
 insurance companies              79,100,000       79,100,000
- ----------------------------------------------------------------------
Total investments               $213,633,011      240,946,586
- ----------------------------------------------------------------------
Participants'
 promissory notes               $  5,879,566        5,879,566
- ----------------------------------------------------------------------

*  Exceeds 5% of net assets available for benefits of the Plan.

                                                  (Continued)

   (5) Continued

     (1) Units are valued at $1 per unit. In 1993, purchases totaled $19,014,734 and sales totaled $18,765,825. First
Fidelity Bank, N.A. liquidated the fund as of November 30, 1994.

     (2) The shares were valued on the basis of the closing Price on the New York Stock Exchange. In 1994, the Plan paid $11,656,977 to purchase 260,488 shares of Bancorporation common stock; received $3,367,112 from the sale of 74,665 shares of Bancorporation common stock that had been purchased for $3,393,375; distributed 34,088 shares of Bancorporation common stock at a carrying value of $1,073,454; received $31,656 for the sale of 892 shares of Series B preferred stock that had been purchased for $32,122; and distributed 1,167 shares of Series B preferred stock at a carrying value of $29,175. In 1993, the Plan paid $4,797,339 to purchase 106,494 shares of Bancorporation common stock; received $4,075,245 from the sale of 88,034 shares of Bancorporation common stock that had been purchased for $3,879,050; distributed 38,486 shares of Bancorporation common stock at a carrying value of $974,695; received $621,121 from the sale of 16,548 shares of Series B preferred stock that had been purchased for $562,632; and distributed 8,503 shares of Series B preferred stock at a carrying value of $212,575. All such purchases and sales were made through registered brokers and dealers at fair market value.

     (3) Accrued interest on deposits with insurance contracts aggregated $16,756,566 at December 31, 1994 and
$15,214,549, at December 31, 1993. Accrued interest on contracts issued by banks aggregated $3,467,311 at December 31, 1993.

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Notes to Financial Statements

______________________________________________________________________

(5)  Continued

     The net appreciation (depreciation) in the fair value of investments (including investments bought, sold, and held during the year) by each fund for the years ended December 31, 1994, 1993, and 1992 is presented below:


                                                            1994
 ----------------------------------------------------------------------
Balanced Fund
     Total Balanced Fund                          $     (64,211)
Growth Equity Fund:
     Total Growth Equity Fund                         (3,782,882)
FFB Common Stock Fund:
     Total FFB Common Stock Fund                        (773,708)
Bond Fund
     Total Bond Fund                                  (2,328,922)
Principal Preservation Fund:
     Total Preservation Fund:                                (32)
FFB Series B Stock Fund:
     Total FFB Series B Stock Fund                      (135,840)
Value Equity Fund
     Total Value Equity Fund                            (118,458)
- ----------------------------------------------------------------------
Total                                             $   (7,204,053)
- ----------------------------------------------------------------------

                                                             1993
- ----------------------------------------------------------------------
Growth Equity Fund:
     Total Growth Equity Fund                      $    1,705,841
FFB Common Stock Fund:
     Total FFB Common Stock Fund                        2,129,960
Bond Fund
     Total Bond Fund                                      431,335
FFB Series B Stock Fund:
     Total FFB Series B Stock Fund                        318,017
- ----------------------------------------------------------------------
Total                                                $  4,585,153
- ----------------------------------------------------------------------
                                                     (Continued)

(Continued)


                                                             1992
- ----------------------------------------------------------------------
Growth Equity Fund:
     Total Growth Equity Fund                         $ 1,929,825
FFB Common Stock Fund:
     Total FFB Common Stock Fund                       15,360,859
Bond Fund
     Total Bond Fund
(193,726)
FFB Series B Stock Fund:
     Total FFB Series B Stock Fund                      1,007,472
- ----------------------------------------------------------------------
Total                                                 $18,104,430
- ----------------------------------------------------------------------

FIRST FIDELITY BANCORPORATION SAVINGS PLAN

Notes to Financial Statements

______________________________________________________________________

(6)  Plan Termination

     Although it has not expressed any intent to do so, Bancorporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)  Distributions Payable

     Distributions payable in the amount of $3,070,106 and $4,442,749 for December 31, 1994 and 1993, respectively, are not reflected as a liability on the statement of net assets available for benefits but are required by the DOL to be reported as such on the Form 5500.

(8)  Merger Agreement

     On June 18, 1995, Bancorporation entered into an agreement and plan of merger with First Union Corporation, which provides, among other things, for the merger of Bancorporation with and into a wholly-owned subsidiary of First Union Corporation, and the exchange of each outstanding share of Bancorporation common stock for 1.35 shares of First Union Corporation common stock.

     Consummation of the merger is subject to regulatory and stockholder approvals. The impact of the merger on the Plan has not yet been determined.

FIRST FIDELITY BANCORPORATION SAVINGS PLAN
Schedule 1

Assets Held for Investment Purposes (Item 27a)

December 31, 1994

______________________________________________________________________
Principal
amount or
number of                                 Historical  Contract
shares                                          cost     value
          Description of investment
- ----------------------------------------------------------------------
            Contracts with insurance
            companies, at contract value:
             Aetna Life Ins. Co.
               9.13%, 6/30/95            $10,000,000   10,000,000
             John Hancock Mutual
              Life Ins. Co. 8.86%,
              due 12/31/96                 7,500,000    7,500,000
             Metropolitan Life Ins.
              Co., 7.34%, due 9/15/99      4,300,000   4,3000,000
             New York Life
                    Insurance Co.,
              5.62%, due 9/1/98            5,000,000    5,000,000
             New York Life
                    Insurance Co.,
               4.55%, due 12/31/96         4,000,000    4,000,000
             NorthWestern National
             Life Insurance Co., 8.74%,
              due 6/28/96                  8,000,000    8,000,000
             Peoples Security Life
                    Insurance Co.
               7.42%, due 12/15/99         5,000,000    5,000,000

             Peoples Security Life Ins.
              Co., 5.55%, due 3/16/98      5,000,000    5,000,000
             Principal Mutual Life,
              6.75% due 12/31/98           9,300,000    9,300,000
             Protective Life
                    Insurance Co.,
              7.39%, due 6/15/99           5,000,000    5,000,000
             Protective Life and
              Accident Insurance Co.,
              5.9%, due 3/1/99             6,000,000    6,000,000
             Provident Life
               and Accident
               Insurance Co., 5.27%,
               due 6/30/97                 9,000,000    9,000,000
             Provident National
              Assurance Co.,
              6.19%, due 12/31/95         10,000,000   10,000,000
             Prudential Insurance Co.,
              7%, due 1/31/98             11,300,000   11,300,000
- ----------------------------------------------------------------------
             Total contracts with
              insurance companies,
              at contract value          $99,400,000   99,400,000
- ----------------------------------------------------------------------
 Principal
 amount or
 number of                         Historical         Contract
 shares                            Cost               Value

- ---------------------------------------------------------------------
               Mutual funds:

 2,524,787     Lexicon Fixed
               Income Fund*        $ 25,973,375   24,414,692
 4,128,586     Lexicon Capital
                 Appreciation Equity
                 Fund*                    43,543,170    44,010,732
18,084,818     Lexicon Cash Management
                 Fund*                    18,084,818    18,084,818
   270,030     Lexicon Select Value
                 Fund*                     3,113,238     2,981,135
    40,867     Lexicon Intermediate
                 Term Government Fund*       405,958      395,998
     6,943     Lexicon Small Company
                 Growth Fund*                 78,397       75,466
- ---------------------------------------------------------------------
               Total mutual funds       $ 91,198,956   89,962,841
_____________________________________________________________________
Principal
amount or
number of                                 Historical      Contract
shares      Description of investment     Cost            Value
- ---------------------------------------------------------------------
$ 120,342  First Fidelity Bancorporation
              Series B preferred stock*    3,008,550    4,196,927

1,495,506  First Fidelity Bancorporation
              common stock*               48,846,971   67,110,860
- ---------------------------------------------------------------------
            Total other investments    $  51,855,521   71,307,787
_____________________________________________________________________

* Party in interest to the Plan.

See accompanying independent auditors' report.

FIRST FIDELITY BANCORPORATION SAVINGS PLAN          Schedule 2

Reportable Transactions (Item 27d)

Year ended December 31, 1994
______________________________________________________________________
Identity of party involved              Description of Asset
- ----------------------------------------------------------------------
Category(1) - single transaction in
 excess of 5% of Plan assets
 at January 1, 1994:
  Lexicon Cash Management Fund*        Shares of mutual fund
  Lexicon Cash Management Fund*        Shares of mutual fund
  Lexicon Cash Management Fund*        Shares of mutual fund
- ----------------------------------------------------------------------
Category(3) - Series of transactions
 in excess of 5% of Plan assets
 at January 1, 1994:
  Lexicon Cash Management Fund*      Shares of a mutual fund


Bankers Trust Investment Contract    Investment contract
Allstate Investment Contract         Investment contract


* Party in interest to the Plan.

See accompanying independent auditors' report.



- ---------------------------------------------------------------------
                                          Purchase   Selling/Termination
Identity of party involved                   price   Price
- ---------------------------------------------------------------------
Category(1) - single transaction in
 excess of 5% of Plan assets
 at January 1, 1994:
  Lexicon Cash Management Fund*        $13,417,031             --
  Lexicon Cash Management Fund*                 --     15,000,000
  Lexicon Cash Management Fund*         16,909,353             --
- ----------------------------------------------------------------------
Category(3) - Series of transactions
 in excess of 5% of Plan assets
 at January 1, 1994:
  Lexicon Cash Management Fund*        $88,026,824             --
                                                --      81,280,58

Bankers Trust Investment Contract               --     13,417,031
Allstate Investment Contract                    --     16,909,354
- ----------------------------------------------------------------------

FIRST FIDELITY BANCORPORATION SAVINGS PLAN        Schedule 2, Cont.

Reportable Transactions (Item 27d)

Year ended December 31, 1994
______________________________________________________________________
                                                    Current value
                                                      of asset on
                                           Cost of    transaction
Identity of party involved                   asset           date
- ---------------------------------------------------------------------
Category(1) - single transaction in
 excess of 5% of Plan assets
 at January 1, 1994:
  Lexicon Cash Management Fund*         13,417,031     13,417,031
  Lexicon Cash Managememt Fund*         15,000,000     15,000,000
  Lexicon Cash Management Fund*         16,909,353     16,909,353
- ----------------------------------------------------------------------
Category(3) - Series of transactions
 in excess of 5% of Plan assets
 at January 1, 1994:
  Lexicon Cash Management Fund*         88,026,824             --

                                                --     81,280,258
Bankers Trust Investment Contract       13,417,031     13,417,031
Allstate Investment Contract            16,909,354     16,909,354


- ----------------------------------------------------------------------

*  Party in interest to the Plan.

See accompanying auditors' report on supplementary information.


(Continued)

FIRST FIDELITY BANCORPORATION SAVINGS PLAN        Schedule 2, Cont.

Reportable Transactions (Item 27d)

Year ended December 31, 1994
______________________________________________________________________
                                          Net gain
Identity of party involved               or (loss)
- ----------------------------------------------------------------------
Category(1) - single transaction in
 excess of 5% of Plan assets
 at January 1, 1994:
  Lexicon Cash Management Fund*                 --
  Lexicon Cash Management Fund*                 --
  Lexicon Cash Management Fund*                 --
- ----------------------------------------------------------------------
Category(3) - Series of transactions
 in excess of 5% of Plan assets
 at January 1, 1994:
  Lexicon Cash Management Fund*                 --


Bankers Trust Investment Contract               --
Allstate Investment Contract                    --
- ----------------------------------------------------------------------
*  Party in interest to the Plan.

See accompanying auditors' report on supplementary information.

                              SIGNATURES


The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   FIRST FIDELITY BANCORPORATION
                                   SAVINGS PLAN




                                   By:  /s/ WILLIAM KARMEN

                                            WILLIAM KARMEN
                                      Executive Vice President
                                      Human Resources
                                      First Fidelity Bancorporation

Dated:  June 29, 1995

                               EXHIBIT INDEX


EXHIBIT NO.            NAME
                                 PAGE NO.              5

23(a)                  Consent of KPMG Peat Marwick LLP